Exhibit 99.1

Appointment of Chief Financial Officer

NEW YORK, January 17, 2017 (GLOBE NEWSWIRE) — Motif Bio plc (Motif)(NASDAQ: MTFB), (NASDAQ: MTFBW), a clinical stage biopharmaceutical company specializing in developing novel antibiotics, announces that Robert Dickey IV has been appointed as Chief Financial Officer.

Mr. Dickey is an accomplished financial professional with senior leadership experience in private and public healthcare companies. Prior to joining Motif Bio, he was CFO at Tyme Technologies Inc., a NASDAQ-listed clinical stage oncology company. Robert previously held senior leadership positions at NeoStem, Inc. (now known as Caladrius Biosciences Inc.), Hemispherx Biopharma Inc., Stemcyte Inc., Locus Pharmaceuticals Inc. and Protarga Inc. Mr. Dickey began his career as an Investment Banker at Lehman Brothers and Legg Mason Wood Walker Inc.

Pete Meyers is leaving Motif Bio and has agreed to transition the CFO responsibilities to Mr. Dickey over the course of the next several weeks.

Graham Lumsden, CEO, commented “I am delighted that Rob has agreed to join Motif Bio at this important time as we await data read-out in the second quarter of 2017 from REVIVE-1, our Phase 3 clinical trial in patients with ABSSSI (Acute Bacterial Skin and Skin Structure Infections).  Rob’s proven leadership and strategic skills will be a tremendous addition to the team. I am immensely grateful to Pete Meyers for his tireless dedication and hard work during 2016, culminating in a successful NASDAQ IPO and raise of $25 million. I wish him well in his future endeavors.”

About Motif Bio plc www.motifbio.com

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), which is often caused by MRSA (methicillin resistant Staphylococcus aureus). We are currently enrolling and dosing patients in two global Phase 3 clinical trials (Revive 1 and Revive 2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-1 is expected in the second quarter of 2017 and REVIVE-2 is on track for data readout in the second half of 2017.

For further information please contact:

Motif Bio plc Contact:

Graham Lumsden

Chief Executive Officer

212-210-6248

ir@motifbio.com

Investor Contact:

Patricia L. Bank

Westwicke Partners

415-513-1284

patti.bank@westwicke.com

Motif BioSciences Inc.